THE WELLNESS GAP

What consumers need, and what brands need to do better.

Ogilvy

Table of Contents

Ogilvy

Every brand can grow through wellness

No longer a luxury sector of spas, yoga and detox diets, the global wellness economy is worth US$4.5 trillion and is growing twice as fast as the rest of the economy[1].

The Ogilvy Wellness Gap study has found that for 73% of consumers, it's also an essential element of a brand's strategy.

Loosely defined as activities, choices and lifestyles that lead to a state of holistic health and wellbeing, a state of wellness is as personal as our idea of the perfect last meal on earth. Our study invited respondents to tell us how important wellness is, what factors represent wellness for them and what actions they expect brands to take to help them improve their wellness. And that's not only wellness expectations in the obvious sectors like food, but now extends further into airlines, cars and even financial services.

Our most significant opportunity uncovered by this study is the **critical role of wellness demanded in a brand's core mission,** and the **gap between expectations and brand delivery**.

This study **helps brands find their place in the growing wellness economy.**

Marion McDonald
Global Practice Leader, Ogilvy Health & Wellness

Ogilvy

1. Global Wellness Economy Monitor, Global Wellness Institute, https://globalwellnessinstitute.org/press-room/statistics-and-facts/

A bottomless well of opportunities

Mind the gap!

Wellness has been growing in importance for many years. Wellness gave birth to new conversations, new expectations, new purposes – both for individuals and companies. Wellness inspired new businesses, new brands, new products, new services, new experiences. Wellness drove companies to pivot their strategy. Wellness revolutionized entire industries. Wellness became as important as health, even for the pharma industry.

Today, 77 % of people say wellness is very or extremely important to them. And the global wellness economy is worth US$4.5 trillion, growing twice as fast as the rest of the economy.[1]

And yet, consumers are still not satisfied. Hungry for more—80% of people want to improve their wellness. Expecting more—75% feel brands could do more for their wellness. Feeling isolated—only 46% feel that brands take their wellness as a priority.

Take major wellness industries like food and skincare. Industries which have put wellness at the core of their priorities for the last two decades. Now, listen to the consumers: is the food industry doing all it should to help them with their wellness? Only 41% say yes. Is the skincare industry doing all it should to help them with their wellness? Only 53% say yes.

The conclusion is obvious, wellness is still a largely uncharted territory—even for industries which thought they had done their homework. Good news, there are still numerous gaps to fill—and wellness remains synonymous for growth opportunities.

The gold rush has only just begun

Wellness is no longer the preserve of wellness brands. Consumers are very clear about it: 67% say there should be more wellness options, regardless of what they are shopping for. 52% expect categories like cars, banks or airlines to offer wellness options—almost the same score as the snack foods category (56%). Meaning every brand can have a piece of the wellness cake.

1. Global Wellness Economy Monitor, Global Wellness Institute

Consumer logic is fool proof. Most likely, bankers don't discuss wellness much. But if consumers were in the C-suite of the banking industry, they would. 75% of them think lowering anxiety and stress is the job of a wellness brand. Money being people's biggest source of stress, they would see immense growth opportunities in wellness.

To cut a long story short, consumers expect every brand to contribute to their wellness. And they agree to pay more for it—precisely, 59% of them. What more could we ask for?

Social and purpose, the two new faces of wellness

It's not new news that wellness is holistic; we've known that for a while. But holistic takes a new dimension nowadays.

The traditional physical and mental factors of wellness are still critical—not a surprise in a world where chronic diseases are rapidly increasing, obesity and diabetes appear earlier in life[2] and COVID-19 causes psychological disorders, stress, anxiety and depression[3]. That's why healthy meals, good sleep and time to relax remain people's top 3 priorities.

What's new is that wellness is less and less personal and selfish—shifting from "my" wellness to "our" wellness.
53% say a brand that helps them feel connected is a wellness brand. 71% for brands that help them make a positive difference. Personal "wellness bubbles" are worthless unless the rest of the world feels well too. The sentiment of wellness vanishes when people know their favorite brand of hair care or fortified water contributes to populating the Seventh Continent.

Yes, in 2020, wellness has added two facets in addition to physical, psychological wellness: social and purposeful wellness. And again, this opens new opportunities for brands.

Let's take a word present in so many brand conversations – purpose - and let's look at it through the wellness lens.
Since consumers tell us they feel well when they make a difference in the world, companies should stop thinking purpose as a social responsibility, but as a potential consumer benefit. When they wear Toms shoes, consumers show to the world they have given a pair of shoes to people in need, and it makes them feel good. Caring for people in need is an important consumer benefit of Toms—but more important, a great reason to buy, and a great excuse to purchase, again and again.

2. WHO, The global burden of chronic diseases, 2020
3. Nader Salari et al, Prevalence of stress, anxiety, depression among the general population during the COVID-19 pandemic: a systematic review and meta-analysis, July 2020

Now, let's think social wellness.
Since people tell us wellness is growingly linked to the sentiment of feeling connected, wellness is an opportunity for brands to tighten the bonds with their communities. And since people integrate wellness in all aspects of their lives, it opens opportunities to converge, partner and build synergies with other brands.
In other words, looking at social strategy through the eyes of wellness can help brands grow their brand community exponentially. And when communities get bigger and bigger, when interactions get richer and richer, brands get ready to make the most of social commerce.

Behaviour and digital, the new frontiers of wellness

We said it, consumers expect more. 75% say brands could do more to make wellness easier for their customers to achieve. 73% expect them to embrace wellness as part of their core mission. The report shows two conditions for brands to deliver more.

The first condition is to regain trust.
As wellness grows in importance in people's lives, trust and honesty become more important. Even more important after the Covid crisis has revived so many questions, fears and doubts.
Indeed, the situation is worrying. "Wellness washing" is a growing sentiment among consumers, with 53% finding it hard to tell the difference between real and fake wellness products and only 41% saying wellness promises are usually believable.
Re-establishing brand trust is an undisputable pre-requisite to healthy growth. "Wellness marketing" is dead, people want authentic stories, ingredients they can understand, benefit they can believe and most important, brands that deliver on their promises.

The second condition is to be a better wellness partner for people.
Only 46% of people say brands are helping them make their wellness a priority. A clear call to brands to better understand their difficulties to achieve wellness, behave as they wish and respect their commitments. Wellness is not a game you can win if you play alone, and brands have not performed sufficiently well in their partnering role so far.

Ogilvy

In trust and partnership we see another opportunity (yes, we told you, wellness is a bottomless well of opportunities), and our conviction is that there are two obvious routes to drive growth.

The first one is the behavioural science route.
There are very few playgrounds as fertile as wellness for behavioural science. Achieving wellness is first and foremost a matter of evolving one's daily habits. It's a personal, emotional journey, full of barriers and biases to cope with. An on-going challenge to stick to one's commitments. And putting a behavioural lens on has proved to be game-changing for helping people quit smoking or encouraging them to enjoy healthy eating.
We are convinced brands have just exploited a tiny part of what behavioural science can bring to wellness. We are convinced there are dozens, and likely hundreds of unseen opportunities that remain to be unveiled and seized. We are convinced that behavioural science is a new frontier for growth in wellness.

The second one will not be a surprise, it's the digital route.
Digital has revolutionised every wellness market. It's the prime route to personalised wellness. It allows brands to accompany and support customers at every step of their wellness journey. It helps them share their doubts, fears, small wins and progress on their way together. The digital revolution will continue to bring small and large innovations to market and will remain one of the most important ways to help consumers achieve their wellness goals, and brands to deliver on their promises.

The expansion of the world of wellness is not going to slow down and Covid will accelerate the phenomenon.
Consumers want to improve their wellness, significantly. And they expect significantly more from brands. Growth opportunities are there, loads of them, and consumer's appetite seems to be insatiable for them.
But to seize them, brands need to reinvent. To innovate. To play with the new facets of wellness and explore its new frontiers.

At Ogilvy, we would love to accompany them on their journey to growth.

Benoit de Fleurian
Global Planning Lead, Ogilvy Health & Wellness

Ogilvy

Wellness is the new purpose



<u>Every</u> brand has a wellness role to play

73% say brands need a wellness strategy as part of their core mission. They're prioritising wellness when they shop, and are acutely aware of the gap.



Consumers have clear expectations that brands should contribute to their wellness

80% are taking action to prioritise their wellness, and 75% feel brands could do more to make wellness easier for them to achieve.



Wellness is less selfish and personal. Social and purposeful are the new aspects.

More and more people say their wellness is linked to other people's wellness, including social connections and purposefulness.



Wellness washing and claim complexity lowers credibility

Consumer's trust in "wellness marketing" is at risk. They want brands to be authentic and clear, with ingredients and benefits they can understand.

Wellness Gap: Survey methodology

In April 2020 we conducted an online survey of 7000 people aged 18 – 55 from 14 countries across Europe, Asia, Latam and North America.

Respondents were drawn from panels with an A2, B, C demographic profile, and were screened into low, mid and high income.

We explored:

- how consumers define the characteristics of wellness brands
- how important wellness is to them as part of a brand's offer
- how brands perform against wellness expectations in 7 key sectors representing over 50% of wellness economy value (food, snacks, skincare, airlines, hotels, finance, cars)
- whether Covid-19 had changed their priorities.

Country	Sample Size
UK	500
France	500
Germany	500
Spain	500
Switzerland	500
Ireland	500
China	500
Taiwan	500
India	500
Thailand	500
Mexico	500
US	500
Brazil	500
Indonesia	500
Total	**7000**

Navigating to the ‘next normal’

The fieldwork for this study was conducted in early April 2020 during the Covid-19 pandemic.

Never before have we seen health and wellness decline so rapidly and simultaneously for millions of people worldwide. As we navigate to the 'next normal' and seek to recover and enhance our wellness, we already see evidence that a brand’s wellness mission will become even more critical to growth.

Health and hygiene is one of the three 'hangover' factors consumers are focused on in the recovery phase, as described by Kantar[2].

This means we now operate in a climate of heightened awareness of how a brand enhances or detracts from our wellness going forward. This may well make these findings even more important for brands navigating the next normal.



4. Source: Kantar Covid-19 Impact for Brands webinar, June 5, 2020

1. UNDERSTANDING THE WELLNESS GAP

73%

believe brands need to embrace wellness as part of their core mission

66% say that brands in the future will need to have a wellness component **in order to survive**

41%

think wellness claims from brands are believable

There is a wellness gap in every sector

Brands in every sector we studied fail to deliver on the value consumers place on wellness benefits. This gap is ripe with opportunity for growth and innovation.



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
79%
64%
79%
59%
62%
47%
56%
36%
52%
35%
52%
34%
52%
40%
Skincare
Food
Hotels
Snacks
Airlines
Financial services
Cars
Percentage who say it's important that brands offer wellness options
Percentage who say that brands are doing well in providing those options

Understanding the gap

A massive 80% of consumers want to improve their wellness but half of them can't find the options they want. That's a huge opportunity for brands to accelerate growth and innovation by becoming customer partners in navigating their wellness journey.

Brands need to address three types of gap:

The Availability Gap:
the product or service that consumers expect does not exist

The Authenticity Gap:
wellness claims need to be understandable and believable

The Value Gap:
wellness needs to balance being good value for money, good for the consumer, and good for the environment

The availability gap



80% of consumers say they want to improve their wellness
75% say brands can do more to help them
41% they can't find what they want at their preferred shops



People think carefully about the wellness attributes of the things they buy. Brands should use this insight as an opportunity to re-think the role that they can play. Providing products or services that will help your customers is clearly important.

This could involve redesigning existing products and services, innovating new offers, or even expanding into new territory completely. Your customers are giving you permission to create new items of value to them.

The authenticity gap

60% say wellness benefits need to be easy to understand
53% find it hard to tell the difference between real and fake wellness products
Only 41% agree that brands which make wellness promises are usually believable

As people focus on wellness more diligently and look to brands to be better partners, trust and honesty becomes ever more important. More than half of consumers find marketing claims about wellness confusing, and trust is lacking.

We need to stop overwhelming shoppers' brains and revisit wellness language to reduce consumer confusion - from ingredient labelling and instructions for use, to how benefits are described and marketing narratives.

The value gap



73% say a wellness brand should feel like a good choice
60% want good value for money
60% want them to be good for the environment



Consumers are thinking about wellness in a holistic way than includes the impact that their choices have beyond individual benefits. They're willing to pay a little more for wellness brands and know they can be good value.

But that value can't come at a cost to others, or the environment. People want to know that the wellness brand they pick isn't just good for them. They expect to make a choice without compromises - or baggage.

2. CHARACTERISTICS OF WELLNESS

What makes a wellness brand?

To understand consumers' personal perspective on wellness, we asked them what makes a wellness brand in 2020.

What we expected ranked highly – helps me stay in good health; is nutritious; helps me stay active.

What surprised us was the equal importance of factors like positive frame of mind, resilience, being aware of my body's needs; providing a sense of harmony – and an emerging importance of ideas including providing a sense of purpose.

Our modern value systems drive stress, anxiety, and burnout, and are weakening our overall resilience.
These results signal a significant shift in thinking about wellness in response.

Helps me stay in good health	***86%***
Puts me in a positive frame of mind	***80%***
Are nutritious or nourishing	***79%***
Improves the quality of my sleep	***79%***
Keeps me operating at my best	***78%***
Makes me aware of my body's needs	***77%***
Are wholesome	***76%***
Enables me to stay active	***75%***
Lowers my anxiety/stress	***76%***
Promotes a sense of harmony and balance	***74%***
Helps me be more productive	***74%***
Helps me feel more resilient	***73%***
Makes me feel I've made a good choice	***72%***
Helps me make a positive difference in some way	***71%***

The new characteristics of wellness

Analysing the data, we found that consumers' descriptions of wellness brands can be grouped into 4 specific sets of characteristics:

- Physical
- Mental
- Social
- Purposeful

This shows that for today's consumer wellness is a holistic idea about themselves, their communities and their impact on the world.



physical



social


BREATHE
LOL!

mental



purposeful

1. Physical wellness benefits

It's no surprise that physical benefits play a huge role in how consumers think about wellness brands:

- 86% of consumers say 'helping me stay in good health" is the most important attribute of a wellness brand
- 75% say they "enable me to stay active"
- 75% say making healthy meals and 67% say getting better sleep are their top ways to improve how well they feel

This characteristic is all about how brands help people stay in good health and support them to stay active – whatever that means for them personally.

People value brands that help them be more aware of their body's needs, build physical resilience and strength and help them operate at their best.



2. Mental wellness benefits

Caring for our mental health has become an important public conversation, and consumers clearly feel that supporting mental and emotional wellness is a key characteristic for wellness brands.

- 80% of consumers say that putting them in a positive frame of mind is an important attribute of a wellness brand
- 74% say that wellness brands should help promote a sense of harmony and balance
- 71% say wellness brands should help lower levels of stress and anxiety
- 62% say wellness brands should help them feel empowered

Knowing that one source of stress is worrying about whether wellness claims can be trusted, brands should consider the wellness signals they employ and how that can reassure and build their customers' confidence.


BREATHE
LOL!
CALM

3. Socially connected benefits

Helping us feel more connected to others and part of a 'tribe' is an emerging characteristic of wellness brands. This serves as an antidote to our increasingly individualistic, tech-driven, later marriage, lower birth rate and more affluent lives.

- 56% of consumers think wellness brands should “help me nurture or care for others”
- 53% say wellness brands should help people feel connected
- 53% say that wellness brands can help them feel they’re keeping up with modern times

We believe this is a relatively new characteristic of wellness. Loneliness and social isolation reduce wellbeing and 23% of adults in the United Kingdom, 22% in the United States, and even 9% in Japan (one of the most crowded nations), report always/often feeling lonely or socially isolated[3]. Brands that prioritise wellness help us feel like we’re making positive change for ourselves, and for others.



5. Source: DiJulio, Hamel et al (2018). Loneliness and Social Isolation: An International Survey. https:// www.kff.org/other/report/lone

4. Purposeful impacts

Being a wellness brand means being a brand for people, community and planet. Consumers consider purpose and impact to be a characteristic of wellness brands.

- 71% of consumers say that wellness brands should help them make a positive difference in some way
- 72% say they should help consumers feel they've made a good choice
- 62% say wellness brands can give them a sense of purpose
- 60% say that wellness brands should be good for the environment

We can only expect this characteristic to increase in importance as climate anxiety rises especially among younger consumers.



3. WELLNESS DRIVES GROWTH

Finding opportunity in the US$4.5 trillion wellness economy

The Global Wellness Institute reports a US$4.5 trillion wellness economy in 2018 with these key sectors, some of which are inter-connected[1].

We have selected 7 sectors accounting for over 50% of market value to examine in depth for opportunities.



Traditional & Contemporary Medicine $360b
Real estate $134b
Wellness Tourism $639b
Personal Care, Beauty & Anti-aging $1,023
Preventative & Personalised Medicine and Public Health $575b
Workplace $48b
Healthy Eating, Nutrition & Weight Loss $702b
Physical Activity $828b
Spas, Mineral springs.... $175b

1. Global Wellness Economy Monitor 2018, Global Wellness Institute, https://globalwellnessinstitute.org/press-room/statistics-and-facts/

Wellness brands will grow faster

Purpose-led brands grow 3*x* faster[4]

Consumers measure a brand's purpose in part through its wellness impacts.

Purpose is real to consumers when a brand improves their lives, their community and their environment – all characteristics of wellness brands.

Wellness makes purpose tangible, but consumers have high expectations. Wellness benefits have to be credible and easy to understand.



6. Stengel 50 analysis. Deloitte insights: Purpose Driven Brands 2019

Consumers prefer brands with wellness benefits

A massive 80% of respondents say they feel confident they can improve their wellness.

Our survey shows that they are keen for brands to help them achieve this goal.

- 64% of consumers say they would always prefer to buy a brand a wellness product or service
- 59% say that wellness brands are worth paying more for
- 59% already have preferred wellness brands when shopping
- Almost half of all respondents are trying to learn more about wellness

53%

find it hard to tell the difference between 'real' and 'fake' wellness products

4. BUILDING A WELLNESS BRAND

Every brand can find a wellness role

The majority of consumers believe that brands should play a role in helping people feel better, more confident and more well. For some brands, that role will be obvious and built explicitly into their purpose. Others will find their place further along the wellness continuum and build wellness into brand behaviours.

A wellness perspective can give your brand balance, and every brand can find a credible position along the wellness spectrum.


Wellness embedded in brand purpose
Wellness embodied in brand behaviours

Finding a credible wellness role


Wellness embedded in brand purpose
Wellness embodied in brand behaviours

Brands that sit at this end of the spectrum are those whose wellness characteristics are central to the brand.

This includes brands in sectors like health, fitness, personal care, nutrition, sleep which have traditionally been associated with wellness.

Wellness is often written into their brand proposition, ingredient story and their messaging.

e.g. Kellogg's: Wellbeing at the heart of the brand proposition

For brands at this end of the spectrum, wellness isn't central to the brand, but wellness characteristics can play a role in building credibility and relevance for consumers.

Wellness can be embedded into brand behaviours like sourcing and packaging, service development or the employer brand experience. It can inform customer experience, and partnerships.

e.g. Marriott: Wellness as a lens on the customer experience

Communicating about wellness

As the wellness economy grows and new brands enter the sector, those who take cues from consumers on storytelling and authenticity will thrive.

Brands should review and reconsider how they bring wellness to life throughout the customer journey. Wellness requires careful communication cues, as more than half of consumers express confusion and wellness claim fatigue.

Consider:

- How does a wellness lens influence your customer journey?
- Are visual and verbal cues meaningful and believable?
- Are benefit claims evidence-based?
- When describing less tangible benefits, is language evocative without being hyperbolic?

Wellness journey mapping

The language of Wellness

Communicating benefits

Understanding where your brand is today

To understand how brands are performing in wellness, Ogilvy has developed a proprietary tool that maps brands against these new characteristics of wellness.

The Ogilvy Wellness Brand Radar uses a quantitative survey conducted with external and/or internal audiences. Performance against the characteristics of wellness is plotted, with a set of key factors in each to diagnose expectations, gaps and opportunities.

This can reveal where brands have more permission than they thought, and how people are using their products and services on their wellness journey.

This radar can identify a clear roadmap for change and growth.


PHYSICAL
SOCIAL
MENTAL
PURPOSEFUL

Ogilvy Wellness Brand Radar

5. SECTOR DEEP DIVES

The sectors selected for deep dives account for over 50% of wellness market value. We quantified:

- *Consumers' wellness expectations in that sector*
- *How well brands currently meet expectations*
- *Where consumers think responsibility lies for wellness choices*
- *How they value wellness options in that sector*

SKINCARE



79%

believe it's important for skincare brands to offer wellness benefits

64%

think they currently deliver

Skincare brands have a clear wellness mandate & gap

Moderate Gap
10% or less


THAILAND
78%
70%
GERMANY
77%
67%
0
20
40
60
80
100

Large Gap
11-20%


MEXICO
87%
70%
BRAZIL
86%
75%
SPAIN
84%
64%
FRANCE
82%
64%
IRELAND
80%
65%
SWITZERLAND
79%
67%
UK
78%
63%
US
77%
66%
INDONESIA
75%
60%
0
20
40
60
80
100

Very Large Gap
>20%


CHINA
85%
59%
INDIA
81%
60%
TAIWAN
62%
40%
0
20
40
60
80
100

The dark blue area shows the percentage of consumers who agree it's important that skincare brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

Skincare's link to wellness

Consumers are looking for the full skin wellness experience from brands that empower them to be their own beauty therapist. Success takes a real commitment to education and transparency however. Devices that improve user experience and knowledge, credible and transparent source of origin ingredients and formula customisation all **elevate great skin as a path to mental wellbeing, self-esteem and social connection**.

Popular dermal filler brand Juvederm has shifted its approach from 'what you want to look like' with filler to 'how good you want to feel' in its 2020 new look brand communications.

The simple origin story of SKII's legendary trademarked ingredient Pitera is romanced as the single yeast strain that meant aged Japanese sake brewers had youthful hands due to the rice fermentation process.

Meanwhile the democratisation of the spa to home use sector is contributing to the 10% annual growth of the skincare device market - estimated at US$12 billion - and among the fastest growing segments is home use devices to enhance skincare effectiveness.[5]


JUVÉDERM IT


THE LEGEND OF PITERA™,
REIMAGINED



7. Grand View Research, July 2018



Customised skincare

Wellness skincare brands are educating their users in the world of formula customisation. The realisation that "one size fits all" doesn't really fit anyone has led to degrees of customisation ranging from skin app analysis to the use of epigenetics to formulate your unique serum.

Shiseido Optune, launched only in Japan so far, uses an app to analyse and custom blend your skincare formula daily. Other brands such as Atolla, Atypical and Proven use survey data to send you monthly personalised formulas. Clinique ID allows you to customise a formula at the counter, or online.

Epigenetics is the science that behind the concept of switching ageing genes off and activating the genes to speed cell regeneration. Together with skin microbiome analysis, epigenetics powers customised skincare to potentially impact cellular health. To date, few brands are truly personalised in this space, using a common formula, but their skin wellness claims are more than skin deep.


Truly Personalized
Skincare Starts Here
Foundation
epigenCare
epigenCare


iD Yourself.
20+ combinations.
Hydrate + treat.
New transforming BB-gel
base or rosy Tone-up
Gel base.
Clinique iD™
£36
CLINIQUE
CLINIQUE
CLINIQUE
CLINIQUE





Shiseido Optune

Pairing augmented reality and artificial intelligence, Shiseido's Optune is an innovative smart appliance system combining an intelligent app with a physical dispenser. The subscription system costs US$90 a month and allows users to assess and modify their personalised skincare on a twice-daily basis.

The app uses AR to process an iPhone photo of the user's skin coupled with user input (mood, sleep, menstrual cycle) and AI analysis of meta data (air quality, humidity). This output is sent to the Optune dispenser to serve up a single shot of custom skincare formula precisely calculated for that day, from 80,000 different combinations of serums and lotions.

The Optune dispenser manages intelligent re-ordering for you, monitoring the remaining formula balance in the cartridges to send replacements as needed.

This example of skincare customisation harnesses AR technology and AI data processing to respond to the niche needs of a diverse customer base to enhance their skin wellness.


Optune



Garnier's recipe for wellness growth

Garnier, a L'Oréal brand, is a healthy beauty expert ranked the #7 most valuable beauty brand worldwide[6].

The brand's philosophy is that natural ingredients have highly beneficial skincare and haircare properties, and their nature-based products combat problems like pollution, acne, UV and fatigue.

Their #naturallycommitted sustainability plan ensures all products benefit people and planet, from making packaging 100% recyclable to sourcing ingredients sustainably. Garnier became the first mass market skin care brand to achieve cradle to cradle certification for five products in its SkinActive line.

Garnier brands answer the availability, accessibility and value gaps, while delivering against the characteristics of wellness brands. The brand's ingredient 'romancing' is understandable and aspirational, and benefits are described clearly.– all without compromising on credibility.


GARNIER
SKINACTIVE
REFRESHING
DEEP PORE
SOOTHING


WE commit:
350ml
YES VEGAN*
YES 95% BIODEGRADABLE FORMULA**
YES DERMATOLOGICALLY TESTED
YES PLANT OIL
YES RECYCLABLE BOTTLE
NO SILICONES FOR A NATURAL FEEL
Since 1989, Garnier has been committed to a world without animal testing.
DISCOVER the menu
with
BANANA & COCONUT HAIR FOOD CONDITIONER
+
BANANA & SHEA HAIR FOOD 3-in-1 MASK
And for more information
www.garnier.co.uk
Ultimate


GARNIER
SKINACTIVE
NEW
Micellar
Oil-Infused
Cleansing Water
DRY & SENSITIVE SKIN
REMOVES EVEN WATERPROOF MAKE-UP
+ CLEANSES + NOURISHES
No rinsing
Face, eyes, lips - Non Greasy
400ml = 200 Uses*

8. Brand Strength Index from Brand Finance

THE FOOD SECTOR

Purchased at a supermarket, take-away or dining out



79%

believe it's important for the food sector to offer wellness benefits

59%

think they currently deliver

Consumer expectations and the wellness gap are highest in food

Moderate Gap
10% or less


THAILAND
82%
84%
SWITZERLAND
61%
55%
GERMANY
51%
47%
0
20
40
60
80
100

Large Gap
11-20%


US
83%
68%
INDIA
80%
66%
INDONESIA
78%
65%
IRELAND
78%
58%
UK
76%
56%
0
20
40
60
80
100

Very Large Gap
>20%


MEXICO
91%
61%
CHINA
90%
60%
BRAZIL
86%
65%
TAIWAN
86%
45%
SPAIN
84%
57%
FRANCE
78%
46%
0
20
40
60
80
100

The dark blue area shows the percentage of consumers who agree it's important that food brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

Wellness food is personalised nutrition

Food is the most potent tool we have for physical and mental wellbeing. We are moving beyond fad diets into an era of affordable DNA and blood chemistry tests and gut microbiome analysis. Personalised nutrition companies seeking to improve our wellness through diet are starting up around the world. This small but growing sector is forecast to be worth US$11.5 billion by 2025[7].

Imagine a future where we walk into a restaurant and provide a saliva or blood sample to have a dinner designed to perfectly meet our nutritional needs!

Food tribes adhering to specific diets including vegan, slow-carb and paleo are flexing their buying muscle too. Gluten-free products, rare just a decade ago, were valued at $4.7 billion in 2017[8].

Consumers expect that food brands will keep up with their desires and offer customised products.




Fish & Lean
DIETARY FIBERS
Antioxidan
THINKSTOCK



9. Axiom Personalised Nutrition Market Report, Jan 2020
10. Zion Research, November 2018

Food tech and personalisation

Notable global food brands are personalising their offer. WW (formerly Weight Watchers, now with the tagline "Wellness that Works") and Lean Cuisine (through Nutria, a DNA-based plan launched in 2018) are focused on wellness through customer preference and personalisation at the heart of their brands.

Others are embracing technology to enable consumers to construct hyper-individualised meal plans. Apps such as Food Visor can interpret meal photos to recognise items on a plate, estimate their serving sizes and provide a detailed nutrition report in seconds.

Accompanying these trends is a consumer craving for products and experiences that have a stamp of authenticity - "the real thing"[9]. This means authentic ingredients and recipes, and food experiences that feel like they're grounded in something meaningful. We see this reflected in brands embracing new ingredients, romancing food heritage and a celebration of the global food landscape.


LUNCH
VERY GOOD
298
VALIDATE MY MEAL
foodvisor


THE ONLY INGREDIENT THAT'S HARD TO PRONOUNCE AT CHIPOTLE IS "CHIPOTLE."
CHIPOTLE
for Real
YOU'RE LOOKING AT THE COMPLETE LIST OF CHIPOTLE INGREDIENTS. FOR REAL.


INTRODUCING
nutria
A Personalized Nutrition Coach Powered by DNA
Nutria uncovers your unique dietary profile and guides you to a customized meal plan to help you achieve your wellness goals.
In collaboration with LEAN CUISINE

11. Mintel, The Real Thing Trends Report

NesQuino - built for digital

Nestlé nesQino is a new personalised nutrition system from Nestlé for creating healthy superfood smoothies at home, in response to growing interest from Asian consumers in healthy food quality and customisation.

Using a digitally connected Q-cup, users select their desired combo of superfood sachets, and one of three different base options - smoothie, oat shake or milk shake. There are 21 different superfood drink options possible.

The sachets including freeze-dried fruits, vegetables, seeds, nuts, roots and microalgae, with added probiotics for optimal digestion and to help boost overall wellbeing.

nesQino can be controlled via a smartphone app, which also includes nutritional information and suggests recipe combinations. The app also allows users to set their desired drink temperature, review their drink's nutritional information and share recipes with other users for added social connectivity.

As a reusable machine and cup system with 100% recyclable sachet packaging, nesQuino also minimises its environmental impact.


基础食材
益能食材
你的nesQino




nesQino


nesQino


nesQino™

Menu innovation in big fast food

Chipotle offers an example of how a wellness mindset helps brands in trouble navigate back to growth. They launched onto the fast food scene as a disruptive, ethical leader with ground-breaking commitments to deliver great, natural food while being a fully sustainable business. This challenged other fast food giants to accelerate their own wellness roadmaps in response.

They've navigated ups and downs, including food safety scandals and questions of their ethics as an employer. Refocusing to their roots as a purpose and wellness-led brand has returned them to their leadership role.

Chipotle is leveraging their radical transparency on ingredients and sourcing for new menus that give consumers the ability to easily customise meals to their personal wellness needs. The brand takes the work and guilt out of a quick on-the-go meal.


CHIPOTLE
YOUR GOALS. OUR BOWLS.
Keto, Vegan, Vegetarian & Double Protein
New Lifestyle Bowls
VIEW MORE →




WHAT SHOULD I EAT IF I AM VEGAN ?
AVOIDING DAIRY
AVOIDING FAT
COUNTING CALORIES
AVOIDING CARBS
GLUTEN FREE
YOUR OPTIONS ARE (ALMOST) LIMITLESS
Pick from seventeen delicious items that you can combine in


RSPCA ASSURED CHICKEN
FREEDOM FOODS CERTIFIED
FREE-RANGE PORK
FROM BLYTHBURGH FARMS IN SUFFOLK
FARM-ASSURED BEEF
HUMANELY RAISED & FULL TRACEABILITY

SNACKING

E.g. crisps, energy bars, non-alcoholic drinks, chocolate etc



56%

believe it's important for snacking brands to offer wellness benefits

36%

think they currently deliver

Snacking brands lag well behind the overall food sector

Moderate Gap
10% or less



SWITZERLAND
36%
29%
GERMANY
35%
30%
0
20
40
60
80
100

Large Gap
11-20%



US
73%
54%
INDONESIA
65%
50%
INDIA
59%
41%
THAILAND
57%
43%
BRAZIL
54%
36%
0
20
40
60
80
100

Very Large Gap
>20%



CHINA
67%
41%
MEXICO
65%
28%
UK
62%
35%
IRELAND
59%
38%
SPAIN
58%
29%
FRANCE
46%
24%
TAIWAN
47%
22%
0
20
40
60
80
100

The dark blue area shows the percentage of consumers who agree it's important that snack food brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

Snack food: quick, healthy indulgence

The snack food sector is being strongly influenced by the wellness movement. Consumers are willing to change their lifestyles to be healthier, and this includes prioritising snacks without additives, made with ingredients they can pronounce and excluding or limiting refined ingredients like sugars and GMOs.

59% of our respondents say they're interested in snack food options tailored just for them, and half have purchased a brand because of a wellness claim. This pressure is motivating snacking brands to diversify and embrace overarching food trends of personalisation, specialised diets, ingredient innovation and lifestyle priorities.

Consumers are seeing their favourite brands adapt from guilty secret to healthy indulgence as bad-for-you ingredients are replaced, pack sizes reduced and frying shifts to baking. As snacking products embrace wellness, consumers are able to balance their desire for a healthier diet with the emotional wellness benefit of treating themselves.

New players on the snacking scene are offering up exquisitely prepared products that embrace all the new characteristics of wellness – delivering delicious snacks without guilt or compromise.







Graze: Smart start-up to global leader

In less than 8 years Graze went from a direct-to-consumer online healthy snack box start-up, to a Sunday Times Fast Track 100, to a global brand owned by Unilever.

Graze's offer was radical in 2008 – healthy snack boxes with (sometimes unusual) natural ingredients that didn't compromise on taste. Their commitments put them on the fringe back then, but in hindsight we can see they were ahead of the curve. Graze's core wellness proposition included a promise to never use genetically engineered ingredients, artificial flavours or colours, high fructose corn syrup or trans fats.

During early success was an algorithm to customize snack boxes based on the preferences of subscribers. This allowed unpopular options to fail fast and let customer desires drive product development.

Unilever has rehomed Graze in the UK where it continues to lead the wellness snacking sector delivering snacks with benefits, with ingredients from nature and a commitment to the planet. Packaging is close to being 100% recyclable, is carbon neutral and ingredient sourcing is monitored for sustainability.


forget everything you know about snacking
graze




graze


graze
SNACK PACKS
PROTEIN PACKS
PROTEIN BITES
APPLE & CINNAMON
MORNING OAT MINIS
SUPERFOOD

AIRLINES

52%

believe it's important for airlines to offer wellness benefits

35%

think they currently deliver

Airlines aren't yet meeting fast growing travel wellness expectations

Moderate Gap
10% or less

Large Gap
11-20%


CHINA 61% 44%
THAILAND 58% 46%
INDIA 58% 42%
SWITZERLAND 43% 25%
US 41% 26%
IRELAND 41% 22%
UK 34% 21%
TAIWAN 34% 21%
GERMANY 29% 18%
0 20 40 60 80 100

Very Large Gap
>20%


BRAZIL 74% 44%
MEXICO 68% 47%
FRANCE 67% 26%
SPAIN 60% 39%
INDONESIA 60% 33%
0 20 40 60 80 100

The dark blue area shows the percentage of consumers who agree it's important that airline brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

The wellness traveller

No longer a small, elite group of leisure tourists who visit destination spas or yoga retreats, the *secondary wellness traveler* is a mainstream passenger who seeks to maintain wellness throughout the entire journey continuum. This group is growing - YouTube's most popular yoga channel now features a "Yoga on a Plane" session.

51% of our respondents say wellness benefits from an airline are valuable to them (ranging up to 70% in Brazil), and 41% have chosen an airline specifically for its wellness benefits. Overall though, only 32% of respondents think that airlines are currently offering the wellness options they want.

Some wellness features have been halted short term to meet health and infection control concerns post-Covid. However, as airlines seek to lure passengers back to the skies, wellness will return as a critical differentiator. Offerings that span front door to beach front - brought to life through simulation of the experiential benefits will command a price premium again. VR has a significant role to play and is vastly under-utilised in airline wellness communications.




YOGA
on a
PLANE



Singapore Airlines Wellness Focus









We asked The Points Guy UK Director of Content, Nicky Kelvin, to share his opinion of the world's most recognised airline for wellness benefits. The ultimate wellness-in-the-sky torture test has to be flying the world's longest non-stop airline route from Singapore to New York.

Singapore Airlines is leading the pack in delivering on the wellness continuum through travel preparation, onboard cuisine, rest and relaxation features, bedding and in-seat exercises.

Recognised wellness brands Canyon Ranch and Como Shambhala are prominent dining partners in the onboard menu featuring ingredients rich in antioxidants, micronutrients and immune-boosting benefits to promote digestion and circulation.

Specific cabin light settings throughout the journey provide enhanced ambience for rest across all cabin classes. Canyon Ranch exercise physiologists have designed guided stretching exercises.

The Singapore Airlines app also provides tips on maintaining sleeping patterns across time zones even before you fly, and which exercises to do onboard.

FINANCIAL SERVICES

52%

believe it's important for financial services and banks to offer wellness benefits

34%

think they currently deliver

Financial services expectations outpacing delivery

Moderate Gap
10% or less



THAILAND
66%
57%
CHINA
55%
50%
TAIWAN
35%
26%
SWITZERLAND
30%
24%
GERMANY
21%
20%
0
20
40
60
80
100

Large Gap
11-20%



INDIA
68%
51%
INDONESIA
63%
49%
MEXICO
58%
42%
US
47%
36%
UK
40%
20%
0
20
40
60
80
100

Very Large Gap
>20%



BRAZIL
75%
41%
SPAIN
68%
22%
IRELAND
46%
25%
FRANCE
40%
18%
0
20
40
60
80
100

The dark blue area shows the percentage of consumers who agree it's important financial services brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

Financial wellness

Financial wellness is a relatively new term that has evolved from financial literacy.

Finances are most people's #1 stress factor, hence financial wellness is that state of feeling good about your financial health & resilience now, and having the freedom to make choices that help you enjoy life longer term. On a continuum, it ranges from severe financial stress to being highly satisfied with your financial situation.

Many banks, credit card companies and superannuation/pension fund providers have adopted the concept of financial wellness in recent years and are instituting specific wellness initiatives in response. It is still an undeveloped sector with many areas of opportunity.


welcome to the money wellness revolution.
#money wellness


THE EMPLOYER'S GUIDE TO FINANCIAL WELLBEING
2019-20


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HSBC and the wellness mindset

HSBC has been evolving to the financial wellness mindset. In March 2019 the bank launched the online HSBC Financial Wellness Centre with an education technology partner. This learning platform is available to all, whether clients of the bank or not and covers banking basics, building financial capabilities, retirement planning, home ownership, small business basics and financial caregiving.

Select staff titles evolved to Financial Wellness Consultants in line with these moves, a role positioned to grow corporate customer relationships through incorporating the wellness education program into employer benefit programs.

This wellness initiative further supports the banks purpose and sustainability work. HSBC staff in the US can elect to be trained to deliver financial wellness workshops in conjunction with the bank's non-profit partners and other community groups.


HSBC
Banking
Borrowing
Investing & Retiring
Insurance
Online Banking
Financial Wellness Center
Learn more


1 in 3
employees say they are distracted at work by financial concerns.*
39%
of workers say they are living from payday to payday compared to 24% in 2015.*


News

HSBC unveils financial wellness offerings

By Verdict Staff March 25, 2019

HSBC Bank USA has rolled out financial wellness offerings targeted at individuals, corporate partners and community organisations.

As part of the new proposition, the bank launched an interactive online platform dubbed the HSBC Financial Wellness Center.

The platform includes modules focused on various topics related to financial literacy including home purchase and higher education planning.

Consumers can avail the platform, irrespective of whether they are clients of the bank or not.

The corporate partners of the bank can offer the platform to their employees.

HOTELS



62%

believe it's important for hotels to offer wellness benefits

47%

think they currently deliver

Hotels are delivering on wellness ahead of other sectors

Moderate Gap
10% or less


SWITZERLAND
70%
60%
FRANCE
67%
57%
0
20
40
60
80
100

Large Gap
11-20%


SPAIN
77%
60%
BRAZIL
76%
62%
MEXICO
72%
56%
CHINA
70%
50%
GERMANY
67%
56%
IRELAND
63%
47%
INDIA
56%
39%
INDONESIA
55%
44%
UK
52%
32%
THAILAND
50%
37%
US
50%
35%
TAIWAN
45%
29%
0
20
40
60
80
100

Very Large Gap
>20%

The dark blue area shows the percentage of consumers who agree it's important that hotel brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

Redefining comfort through wellness

Consumers want healthier travel experiences that reflect their desire for wellness in their daily lives. Hotels appear to be responding, with some of the lower wellness gaps in our study, even in notoriously demanding Switzerland.

The concept of wellness for hotel guests has moved beyond fitness and food into the design of hotel spaces and experiences to increase the feeling of connection without the added visual noise.

Wellness design principles are being woven into the built environment, transforming even entry-level rooms. New build hotels – even budget level – give guests spaces that feel restorative. This includes a trend for natural, sustainable materials, and spaces that help reduce visual noise – especially in urban hotel environments.

Hotel wellness includes a new approach to creating communal spaces that create a sense of connection and ease, bringing social aspects of travel into the hotel – including lounges and bars that facilitate opportunities to meet new people for solo travellers, and curating unique experiences for guests to experience the local culture.







Marriott leads, in and out of their sector

Marriott International is the largest hotel company in the world with 30 brands, 7,000 properties and 700,000+ employees. Guests can take advantage of fitness classes, circadian rhythm lighting, air and water purification and guided meditations.

This all comes together in JW Marriott – 90 properties designed to promote wellbeing. They focus on creating environments and experiences that not only impact mind, body and spirit, but also fostering togetherness and multi-generational travel.

Marriott has recently extended their wellbeing leadership beyond the hotel experience, launching the TakeCare Certification program to reward and recognise organisations that are leading efforts to promote wellbeing in our communities.

This recognises that there are many ways to promote wellbeing and improve community mindedness including group activities, personal advancement and community involvement, financial wellbeing, mindfulness, fitness classes, and healthy eating.









AUTOMOTIVE



52%

believe it's important for car brands to offer wellness benefits

40%

think they currently deliver

Car brands have an early opportunity to get moving

Moderate Gap
10% or less



THAILAND
62%
54%
US
45%
36%
SWITZERLAND
34%
36%
GERMANY
29%
27%
0
20
40
60
80
100

Large Gap
11-20%



BRAZIL
76%
61%
MEXICO
72%
54%
SPAIN
67%
49%
CHINA
63%
50%
FRANCE
59%
46%
INDONESIA
57%
42%
INDIA
49%
37%
IRELAND
42%
28%
TAIWAN
39%
27%
UK
32%
17%
0
20
40
60
80
100

Very Large Gap
>20%

The dark blue area shows the percentage of consumers who agree it's important that automotive brands offer wellness options.

The light blue area shows how well they think brands are currently doing.

The difference between these scores is the opportunity gap.

The wellness vehicle

Consumer expectations are driving major shifts in the automotive industry, and many of these shifts align with the new characteristics of wellness. From personal comfort and safety, to connected wellness, to environmental credentials and efficiency – today's leading automotive brands are those embracing a wellness lens.

Across the industry, car makers are innovating every aspect of the driving experience . Cars are being developed with new technologies that enable monitoring of passengers' health and wellness. Ford is working on a seat that can track a person's heart rate so it can take actions like diverting calls to voice mail for stressed drivers. Mercedes is improving the driving experience with a new health and wellness initiative that taps wearable data to improve a driver's mood and comfort level

Others are focusing on redesigning internal environments to create a sense of calm and harmony, from music and scents to air quality and temperature control.

Cars are becoming smaller in order to adapt to urban life – part of the reimaging of how we live in greater harmony and balance.

Innovations in electric vehicle technology not only benefit the environment but have addition wellness benefits of reducing noise while driving.


W55
00P06


Vitality Coach
94
bpm


78%
EV

Jaguar Land Rover

JLR has a Chief Medical Officer focused on ensuring future vehicles will be able to tell when a person is feeling unwell and adjust settings to combat motion sickness through biometrics and a unique ‘wellness score.’

Dr. Steve Iley, the Chief Medical Officer said: "This cutting-edge research has created a solution that...can make travelling enjoyable, regardless of your susceptibility to motion sickness. As a parent of young children, who are most susceptible to car sickness, I am particularly excited by the benefits this research can have in making long journeys comfortable and stress-free for families.".

The JLR Body Interiors Division has recent announced the ‘morphable seat’ – a pioneering shape-shifting system designed to improve customer wellbeing by tackling the health risks of sitting down for too long.

JLR bring this philosophy into their workforce with a comprehensive wellbeing programme (including financial wellbeing, building resilience, and creating support networks).






106 TCM

THE IMPACT OF COVID-19

Covid-19 and consumer's intentions about wellness

As research fieldwork began in early April 2020, coronavirus was already sending half the world's population into some form of lockdown and led to wellbeing declining rapidly for millions worldwide. Wellness comes sharply into focus at a time when we depend on both physical wellness and mental resilience to help prevent and/or overcome the impacts of Covid-19.

In response, most of us stockpiled staple foods (while some began bread making in earnest) to participate in the biggest resurgence of in-home dining in decades. Kantar global data from 12 countries[10] indicates lockdown drove:

- 6 additional in-home meal occasions per week
- 50% more snacking occasions
- 40% resurgence in the long declining dessert category (a 61% increase in sweet baking in the UK alone)

We asked consumers if Covid-19 has impacted the importance they place on wellness and what actions they planned to take to improve their wellness.



12. How COVID-19 is impacting our Eating & Drinking habits, Kantar, June 2020

76%

agree that Covid-19 has impacted the importance they place on wellness



73%
Eat healthier food
65%
Get better sleep
26%
Re-evaluate insurance needs
Actions Taken
41%
Take supplements
50%
Seek wellness products

Covid-19 impacts vary widely by geography and stage of pandemic

Globally 76% of respondents reported an increased focus on wellness due to the pandemic, however the responses to this question varied widely by geography and likely by the pandemic stage and response within that country when fieldwork was conducted in early April 2020:

- Lower focus markets: Germany at 50% and Switzerland at 57% were notable deviations from the global average, potentially due to citizens feeling more confident in their country's early response to the pandemic
- Higher focus markets: Indonesia 89%, Brazil 88%, Mexico & China 83% and Spain 81%. In these markets respondents also reported significantly higher interest in eating healthier foods and seeking out brands that help them improve their wellness. In Indonesia there was a strong move to taking nutritional supplements (79% vs 41% global average).

We believe the results reflect a moment in time; a combination of confidence and country response actions. A good follow up study would be to compare these scores when we have moved into a 6 months post-pandemic phase.



BUILDING WELLNESS BRANDS THAT MATTER

What’s next for wellness brands?

Consumers are asking brands to embrace the new characteristics of wellness, to evolve and innovate and become true partners on the wellness journey.

This research shows how seriously people take their wellness, and the role that brands can play to help achieve it.

This is more than a trend. It reflects a deeper commitment to live well.

Brands that can show how they support this will thrive in the new wellness economy.

Planning to make wellness matter across all time horizons

Successful wellness brands need to manage **for different time horizons** – winning in the now, while preparing for the medium-term and transforming for long-term growth.

Ogilvy's operating system helps marketers **manage their brand as a holistic and agile system** – where every action and every experience builds the brand and business in interconnected ways.

To compete in the wellness economy, the OS helps marketers know what to say now, creating more empathetic comms for the medium term and innovate for the longer term.

MATTER
LONG TERM
(Platform)



MATTER
MEDIUM TERM
(Program)



MATTER
RIGHT NOW
(Pulse)



Planning for tomorrow, acting today

Make brands matter *right now* with practical, helpful tips:

"10 great wellness hacks from brand x" ✓

Make brands matter *medium term* by helping build more resilience into peoples lives:

- ✓ Expanding ranges to ensure consumers can find what they want
- ✓ Helping build consumer trust through transparent comms
- ✓ Being a wellness-focused employer

Make brands matter *in the years ahead* by harnessing wellness to drive purpose & innovation:

- ? How can the characteristics of wellness inspire your brand's next great idea?
- ? How can wellness make your brand purpose more tangible and transformative?

Accelerating growth through a wellness lens

Ogilvy Innovation Workshops model and rapidly prototype growth opportunities for wellness brands in transition.

For established wellness brands, strategy and communications audits and the Ogilvy Brand Wellness Radar inform innovation and evolution.

- Evolving brand & comms strategy
- Product & service innovation
- Talent acquisition & retention
- Customer experiences with the right wellness cues
- New partnerships that change perception

Want to know more?



marion.mcdonald@ogilvy.com

Global Practice Lead,
Ogilvy Health & Wellness



benoit.defleurian@ogilvy.com

Global Planning Lead,
Ogilvy Health & Wellness



grace.morris@ogilvy.com

Global Knowledge Manager,
Ogilvy Health & Wellness

Ogilvy

Further Reading

1. Global Wellness Economy Monitor, Global Wellness Institute, https://globalwellnessinstitute.org/press-room/statistics-and-facts/
2. WHO, The global burden of chronic diseases, 2020
3. Nader Salari et al, Prevalence of stress, anxiety, depression among the general population during the COVID-19 pandemic: a systematic review and meta-analysis, July 2020
4. Source: Kantar Covid-19 Impact for Brands webinar, June 5, 2020
5. Source: DiJulio, B., Hamel, L., et al (2018). Loneliness and Social Isolation: An International Survey. https:// www.kff.org/other/report/lone
6. Stengel 50 analysis & Deloitte insights: Purpose Driven Brands 2019
7. Grand View Research, July 2018
8. Brand Strength Index from Brand Finance
9. Axiom Personalised Nutrition Market Report, Jan 2020
10. Zion Research, November 2018
11. Mintel, The Real Thing Trends Report
12. How COVID-19 is impacting our Eating & Drinking habits, Kantar, June 2020